Exhibit 99.1

Kyivstar reports 20% top-line and EBITDA growth as digital rises to 12% of revenues

10 November 2025. KYIV, Ukraine

Kyivstar Group Ltd (“Kyivstar”, the “Group”) 3Q25 unaudited results highlights

●	Total revenue grew 20.9% YoY to UAH 12.3 bn (+19.8% to USD 297 mn).

●	EBITDA grew 21.5% YoY to UAH 7.1 bn (20.4% to USD 171 mn).

●	Adjusted net profit was USD 73 mn. This metric excludes the non-cash charge of USD 162 mn recognized in 3Q25 related to the Kyivstar listing. Without adjustments, loss for 3Q25 was USD 89 mn.

●	Direct digital revenue grew to 11.9% of total thanks to a 531% surge to UAH 1.5 bn (+526% to USD 35 mn), driven in turn by consolidation of Uklon.

●	Multiplay users expanded 24.8% YoY to 6.6 mn, digital MAUs 49.4% to 13.5 mn.

●	Cash position of USD 472 mn highlights Kyivstar’s fortress balance sheet, supported by LTM equity free cash flow of USD 373 mn.

10 November 2025. KYIV, Ukraine – Kyivstar Group Ltd (Nasdaq: KYIV), Ukraine’s leading digital operator, today announces selected unaudited financial and operating results for the third quarter ended September 30, 2025.

Kyivstar sustained strong momentum into 3Q25, delivering 20.9% total revenue growth to UAH 12.3 bn (19.8% to USD 297 mn). The performance demonstrates the Group’s disciplined pricing and ability to capture a growing share of consumer spending. Mobile ARPU climbed 14.0% YoY to UAH 153.1 (USD 3.7).

EBITDA rose 21.5% YoY to UAH 7.1 bn (20.4% to USD 171 mn), with the EBITDA margin at 57.6% for the quarter. Continued strong profitability reflects disciplined cost management amid revenue growth and the execution of Kyivstar’s digital strategy.

Direct digital revenue grew 531% to UAH 1,464 mn (526% to USD 35 mn), reaching 11.9% of total revenue and supported by the acquisition of Uklon in April. Kyivstar’s multiplay strategy pushed customer engagement and blended ARPU higher, as users who combine connectivity with at least one digital service rose 24.8% YoY to 6.6 mn, now representing 31.7% of one-month-active mobile customers. Our expanding digital platforms are transforming Kyivstar into a model digital ecosystem ever more embedded in customers’ everyday lives.

The integration of Uklon (consolidated effective April) contributed substantially with USD 24.7 mn in revenue, USD 9.1 mn in EBITDA and USD 6.7 mn in profit for the quarter. The platform recorded strong growth in trip volumes, average fare per ride and digital engagement, strengthening Kyivstar’s foothold in everyday mobility.

The Group steadily advanced on its strategic priorities during the quarter. Kyivstar commenced trading on the NASDAQ on August 15, becoming the first Ukrainian company to list on a US stock exchange. The Group also conducted Ukraine’s first Starlink Direct to Cell network test ahead of service launch in late 4Q25, while progress continues on developing Ukraine’s first national large language model (“LLM”) in partnership with Ukraine’s Ministry of Digital Transformation.

Kyivstar expects revenue growth of 24% to 27% YoY, and EBITDA growth of 23% to 26% YoY, in UAH terms, for the full year. In USD terms, the Group expects revenue growth of 20% to 23% YoY and EBITDA growth of 19% to 22% YoY for 2025, assuming current FX rates. Capex intensity for 2025 is expected in the 30% to 33% range.

Commenting on the results, CEO Oleksandr Komarov said:

“Anchored by Kyivstar’s resilient, market-leading telecom franchise, we are scaling a strong digital ecosystem. Digital services now contribute nearly 12% of revenues, and our ~20% growth in revenue and EBITDA highlights the growing role of our digital portfolio in Ukrainians’ daily lives. This momentum is supported by our robust mobile and fixed-line businesses, where competitive pricing and reliable service sustain our market leadership.

“Looking ahead, we are committed to shaping Ukraine’s digital future, from advancing AI and cloud to expanding how customers connect. Our upcoming nationwide Direct to Cell launch is another key milestone. As the first Ukrainian company to list on a US exchange, we look forward to sharing Kyivstar’s compelling investment opportunity.”

3Q25 results conference call

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We strongly encourage you to participate in the event through the webcast link, but if you prefer to dial in, please register using this link:

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Once registered, you will receive your unique PIN and dial-in information to join the call. You will also have the option to select your preferred method of participation.

You can dial in directly from your phone using the provided number and PIN, or choose Call Me, enter your phone number, and receive an immediate callback from the system. The call will come from a US-based number.

Q&A

Once Q&A begins, if you have a question, please use the Raise Hand button on your screen. When it is your turn to speak, the moderator will announce your name as well as sending a message to your screen asking you to confirm you want to talk. Once accepted, please unmute your mic and ask your question.

You can also submit your questions prior to the event to Kyivstar Investor Relations at ir@kyivstargroup.com.

About Kyivstar Group Ltd.

Kyivstar Group Ltd. operates Ukraine’s leading digital operator, JSC Kyivstar, serving more than 22.5 million mobile customers and over 1.2 million home internet fixed line customers as of September 30, 2025. Kyivstar Group Ltd. and its subsidiaries provide services across a wide range of mobile and fixed line technologies, including 4G, big data, cloud solutions, cybersecurity, digital TV, ride-hailing, and more. Together with VEON, Kyivstar intends to invest USD 1 billion in Ukraine during 2023-2027, through social investments in infrastructure and technological development, charitable donations and strategic acquisitions. Kyivstar Group Ltd. and its subsidiaries have been operating in Ukraine for more than 27 years. For more information, visit: investors.kyivstar.ua.

PERFORMANCE MEASURES AND NON-GAAP FINANCIAL MEASURES

In presenting our results, Kyivstar has included certain non-GAAP financial measures, including Adjusted EBITDA, CAPEX excl. licenses and ROU and Uklon Adjusted EBITDA, that it believes are useful to consider, in addition to its IFRS results, for a more complete understanding of the financial performance and position of Kyivstar. The key performance measures and non-GAAP financial measures that Kyivstar believes are meaningful in analyzing its performance are summarized in Attachment D in Kyivstar’s earnings release as of the date of this press release and where applicable a reconciliation of non-GAAP financial measures to IFRS financials is set out at the end of this press release. However, any non-GAAP financial measures should not be viewed as a substitute for those determined in accordance with IFRS and Kyivstar’s methodology for calculating these measures may be different from the way its industry peers calculate these measures

DISCLAIMER AND NOTICE TO READER

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements relating to Kyivstar’s future operating results, targets, or financial position. There are numerous risks and uncertainties that could cause actual results and Kyivstar’s plans and objectives to differ materially from those expressed in the forward-looking information, such as those risks discussed in the section entitled “Risk Factors” Kyivstar Group’s final prospectus filed with the SEC on July 22, 2025, as such document may be amended or supplemented from time to time, and other public filings made from time to time by Kyivstar with the SEC. Any forward-looking statements contained in this document speak only as of the date hereof and Kyivstar disclaims any obligation to update or revise any of these forward-looking statements, except as required by law.

See “Disclaimer and Notice to Readers” in our full 3Q25 Earnings Release for a more fulsome description of the above.

Contact information

Kyivstar Group Ltd

Investor Relations

ir@kyivstargroup.com